Cawley, Gillespie & Associates, Inc.

PETROLEUM CONSULTANTS

302 FOR T W O R T H C L U B BU ILD I N G	1000 LOU I SIAN A
306 W EST SEVEN T H ST R EET	SU IT E 625
FOR T W O R T H , T E X AS 76102- 4987	H O U S T O N , T E X AS 77002- 5008
(817) 336- 2461	(713) 651- 9944
FAX (817) 877- 3728	FAX (713) 651-9980

TO:       The Securities Commissions or Similar Regulatory Authorities in each of the Provinces of Canada

We refer to the short form prospectus dated June 28, 2004 (the "Prospectus") of Provident Energy Trust (the "Trust") relating to the issuance of 12,100,000 trust units of the Trust and $50,000,000 aggregate principal amount of 8% convertible unsecured subordinated debentures.

Cawley, Gillespie & Associates, Inc. was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by Breitburn Energy Company LLC (the "CGA Report").

We understand that the Corporation has filed a summary of the CGA Report, together with the applicable certification of qualification, with the applicable securities regulatory authorities in each of the provinces of Canada and that references to the CGA Report have been included in the Prospectus.

We hereby consent to the reference to our firm name and to the reference to, summaries of and excerpts from the CGA Report in the Prospectus and to the filing of the summary of the CGA Report with the applicable securities regulatory authorities in each of the provinces of Canada.

We confirm that we have read the Prospectus and that we have no reason to believe that there are any misrepresentations in the information contained in the Prospectus that are derived from the CGA Report or that are within our knowledge as a result of the services performed by us in connection with the CGA Report.

Dated this 28th day of June, 2004.

Yours very truly,

CAWLEY, GILLESPIE & ASSOCIATES, INC.

By:

Robert Ravnaas, P.E.
Executive Vice President